SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X|   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
      1934
      (No fee required, effective October 7, 1996)

      For the fiscal year ended December 31, 2001

|_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
      (No fee required)

      For the transition period from ______________________to___________________

      Commission file number 0-19292

A. Full title of the plan and the address of the plan, if different from that of the issuer named below

      Bluegreen Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

      Bluegreen Corporation
      4960 Conference Way North, Suite 100
      Boca Raton, Florida 33431

                              Bluegreen Corporation
                             Retirement Savings Plan

                       INDEX TO ANNUAL REPORT ON FORM 11-K

Report of Independent Certified Public Accountants.............................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..................8

SIGNATURES.....................................................................9

EXHIBIT 23  - CONSENT OF ERNST & YOUNG LLP....................................10

               Report of Independent Certified Public Accountants

Plan Administrator
Bluegreen Corporation Retirement
   Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bluegreen Corporation Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                               ERNST & YOUNG LLP

West Palm Beach, FL
June 20, 2002

                              Bluegreen Corporation
                             Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                             December 31
                                                         2001             2000
                                                      ----------      ----------
Assets
Investments, at fair value                            $6,722,908      $6,582,815
Contributions receivable:
   Participants                                               --          28,427

   Employer                                              226,008              --
                                                      ----------      ----------
Total receivables                                        226,008          28,427
                                                      ----------      ----------
Total assets                                           6,948,916       6,611,242

Liabilities
Excess contributions refundable                          120,936          46,490
                                                      ----------      ----------
Net assets available for benefits                     $6,827,980      $6,564,752
                                                      ==========      ==========

See accompanying notes.

                              Bluegreen Corporation
                             Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Additions:
   Interest and dividend income                                       $   40,356
   Contributions:
      Participants                                                     1,820,458
      Employer                                                           226,008
                                                                      ----------
Total additions                                                        2,086,822

Deductions:
   Net depreciation in fair value of investments                         923,776
   Benefits paid to participants                                         868,189
   Administrative expenses                                                31,629
                                                                      ----------
Net increase                                                             263,228
Net assets available for benefits at beginning of year                 6,564,752
                                                                      ----------
Net assets available for benefits at end of year                      $6,827,980
                                                                      ==========

See accompanying notes.

                              Bluegreen Corporation
                             Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2001

1. Description of the Plan

General

The following description of the Bluegreen Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of this document are available from Bluegreen Corporation (the Company). The Plan, which became effective March 31, 1992, is a defined contribution plan covering all employees of the Company except those employees that are leased or treated as independent contractors, as defined by the Plan, and who have completed one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participant contributions cannot exceed 18% of a participant's compensation or Internal Revenue Code (the Code) guidelines. The Company's contribution is determined annually and is equal to a percentage determined at the Company's discretion of the participant's contributions. The Company shall not match in excess of 6% of the participant's compensation. Effective January 1, 2001, the Company amended the Plan to in addition to the aforementioned match provide a fixed-rate matching contribution equal to 50% of the first 3% of a participant's contribution with an annual limit of $1,000.

Participants vest in Company contributions at a rate of 25% each year upon completion of two years of service, resulting in 100% vesting after five years of continuous service.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan investment results and forfeitures of nonvested amounts. Company contributions are allocated based on the participant's contributions relative to total participant contributions during the plan year. Allocations of Plan earnings and forfeitures are based on individual account balances relative to the entire fund options. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account balance.

                              Bluegreen Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Loans to Participants

The Plan allows participants to borrow against their vested account balances. Each loan will bear a reasonable interest rate determined by the Company in accordance with the Plan provisions, as defined. The maximum amount available for loans is the lesser of $50,000 or 50% of the participant's vested account balance. However, if a participant's vested account balance is $20,000 or less, then the maximum amount available for loan is the lesser of $10,000 or 100% of the participant's vested account balance. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence. Loans are repaid through payroll deductions.

Benefits

Upon attainment of retirement age, disability, death or termination of employment, a distribution of the vested account balance is made to the participant or named beneficiary. Distributions can be made in lump sum, life annuities, joint and 50% survivor annuities and in kind for the portion of the participant's account that is invested in the Company's stock, as defined in the Plan.

Hardship withdrawals, as defined in the Code, are permitted only from employer elective deferrals and eligible earnings thereon.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

                              Bluegreen Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments in mutual funds are stated at fair value based on quoted market prices, which represents the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

Administrative expenses, comprised primarily of trustee and accounting fees, are paid directly by the Company. The Plan pays expenses related to the management of the Plan's investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                              Bluegreen Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

3. Investments

STI Trust & Investments Operations, Inc. (the Trustee) holds the Plan's investment assets and executes the transactions therein.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows at December 31:

                                                                                          2001             2000
                                                                                     ----------------------------
   SunTrust                     Stable Asset Fund                                    $   722,450       $  388,337
   STI Classic                  Life Investment Grade Bond                               354,040               --
   STI Classic                  Tax Sensitive Growth Stock                             1,161,366        1,526,954
   American Century             Income & Growth Advisor20-AGI                          1,184,306        1,250,114
   Franklin                     Small-Mid Cap Growth Fund                                456,305          530,004
   Janus                        Enterprise Fund                                          640,337          650,909
   Putnam                       International Growth Fund                                646,475          774,673
   Vanguard                     500 Index Fund                                           587,503          368,853
   Participant loans            Interest rates ranging from 7.50% to 10.5%,
                                  maturity dates ranging from one to thirty
                                  years                                                  438,855          426,125

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

                              Supplemental Schedule

                              Bluegreen Corporation
                             Retirement Savings Plan

                          EIN: 03-0300793 Plan No.: 001
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                    (c)
                        (b)                    Description of Investment, Including Maturity                (e)
            Identity of Issue, Borrower,        Date, Rate of Interest, Collateral, Par, or               Current
   (a)        Lessor or Similar Party                         Maturity Value                               Value
-------------------------------------------------------------------------------------------------------------------
    *       SunTrust                           Stable Asset Fund                                         $  722,450
    *       STI Classic:                       Life Investment Grade Bond                                   354,040
                                               Life Vision Moderate Growth                                   53,211
                                               Life Vision Growth & Income                                   40,735
                                               Life Vision Aggressive Grth                                  170,832
                                               Tax Sensitive Growth Stock                                 1,161,366
            American Century                   Income & Growth Advisor20-AGI                              1,184,306
            Franklin                           Small-Mid Cap Growth Fund                                    456,305
            Janus                              Enterprise Fund                                              640,337
            Putnam                             International Growth Fund                                    646,475
            Vanguard                           500 Index Fund                                               587,503
    *       Bluegreen Corporation              Bluegreen Corporation Stock Fund                             266,493
    *       Participant loans                  Interest rates ranging from 7.50% to 10.5%,
                                               maturity dates ranging from one to thirty years              438,855
                                                                                                         ----------
                                                                                                         $6,722,908
                                                                                                         ==========

* Indicates a party-in-interest.

Note: Column (d) which provides cost information has not been included because all investments are participant-directed.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to the signed on its behalf by the undersigned hereunto duly authorized.

                                   Bluegreen Corporation Retirement Savings Plan
                                                (Name of Plan)

Date: June 27, 2002                        By: /S/ JOHN F. CHISTE
                                              -------------------
                                                  (Signature)